CCA INDUSTRIES, INC.

200 MURRAY HILL PARKWAY

E. RUTHERFORD, NJ 07073

August 23, 2007

United States Securities and Exchange Commission

Attention: John Cash

Accounting Branch Chief

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Re: File #1-31643

Dear Mr. Cash:

Further to my letter of July 17, 2007, which was in response to your letter of July 10, 2007 regarding the filing of Form 10-K for the fiscal year ended November 30, 2006, please be advised of the following:

  CCA Industries, Inc. confirms that it is responsible for the adequacy and accuracy of the disclosures in it’s filings with the United States Securities and Exchange Commission.

  United States Securities and Exchange Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  CCA Industries, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ STEPHEN A. HEIT

Stephen A. Heit

Chief Financial Officer